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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                               Taco Cabana, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   873425102
                        ------------------------------
                                 (CUSIP Number)

                              February 28, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                                                                    Page 2 of 12
================================================================================


  CUSIP NO. 873425102
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Sawtooth Capital Management, L.P.      95-4507334
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY      926,704
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                   926,704
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

                   926,704
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

                   6.3
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN, IA
------------------------------------------------------------------------------

                                                                    Page 3 of 12
================================================================================


  CUSIP NO. 873425102
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Sawtooth Capital Management, Inc.     95-4498203
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   926,704
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                   926,704
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                   926,704
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

                   6.3
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      CO, HC
------------------------------------------------------------------------------

                                                                    Page 4 of 12
================================================================================


  CUSIP NO. 873425102
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Bartley B. Blout         ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY      926,704
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

                   926,704
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                   926,704
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

                   6.3
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN, HC
------------------------------------------------------------------------------

                                                                    Page 5 of 12
Item 1 (a)  Name of Issuer:

            Taco Cabana, Inc.

Item 1 (b)  Address of Issuer's Principal Executive Offices:

            8918 Tesoro Drive
            San Antonio, TX 78217

Item 2 (a)  Name of Person Filing:  This statement is being filed by:

            a.   Sawtooth Capital Management, L.P. ("Sawtooth LP");

            b.   Sawtooth Capital Management, Inc. ("Sawtooth Inc."); and

            c.   Bartley B. Blout ("Blout"); and

                 collectively the "Reporting Persons".

            Sawtooth LP is a Delaware limited partnership and a registered investment adviser. Sawtooth LP is the sole general partner of and investment adviser to an investment limited partnership that directly owns shares of common stock of Taco Cabana, Inc. (the "Stock"). Sawtooth LP is also the investment adviser to one offshore investment corporation that directly owns shares of the Stock. In addition, Sawtooth LP manages two separate discretionary accounts that also directly own shares of the Stock.

            Sawtooth Inc., a Delaware corporation, is the sole general partner of Sawtooth LP. Blout is the controlling shareholder of Sawtooth Inc.

            Sawtooth LP's beneficial ownership of the Stock is direct because of its general partnership interest in the investment limited partnership that directly owns shares of the Stock. Sawtooth LP also has direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the investment limited partnership, the investment corporation and the separate accounts (collectively referred to hereinafter as the "Investor Entities")). Sawtooth Inc.'s and Blout's beneficial ownership are indirect as a result of their ownership and control of Sawtooth LP, and is reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a
             Schedule 13G within the specific time period. The answers on blocks
            6, 8, 9 and 11 on pages 3 and 4
            above and in response to item 4 by Sawtooth Inc. and Blout are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by Sawtooth LP and the relationship of Sawtooth Inc. and Blout to Sawtooth LP.

            Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 2 (b)  Address of Principal Business Office or, if none, Residence:

            a.    100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

            b.    100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

            c.    100 Wilshire Blvd., 15th Fl.  Santa Monica, CA  90401

Item 2 (c)  Citizenship:

            a. Sawtooth Capital Management, L.P.; Delaware limited partnership

            b.    Sawtooth Capital Management, Inc.; Delaware corporation

            c.    Bartley B. Blout; United States

Item 2 (d)  Title of Class of Securities:

            Common Stock

Item 2 (e)  CUSIP Number:

            8734251023

Item 3.     Statement Concerning Filings Pursuant to Rule 13d-1(b) or 13d-2(b):

            (e)   x  An investment adviser in accordance with
                  -  (S)240.13d-1(b)(I)(ii)(E)

            (g)   x  A parent holding company or control person in accordance
                  -  with (S)240.13d-1(b)(I)(ii)(G)

Item 4.     Ownership:

            (a) Amount Beneficially Owned: Reporting Persons each directly or indirectly beneficially own 926,704 shares of Stock. The Investor Entities' and Sawtooth LP's beneficial ownership is direct and Sawtooth Inc.'s and Blout's beneficial ownership is indirect.

            (b)   Percent of Class:   6.3%

            (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:   0

            (ii)  shared power to vote or to direct the vote:

            The Reporting Persons share with each other the power to vote all 926,704 shares of Stock for which they have direct or indirect beneficial ownership. No other person has the power to vote such shares.

            (iii) sole power to dispose or to direct the disposition of:   0

            (iv)  shared power to dispose or to direct the disposition of:

            The Reporting Persons share with each other the power to dispose of all 926,704 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Sawtooth LP, a registered investment adviser, Sawtooth Inc., its general partner, and Blout, Sawtooth Inc.'s controlling shareholder, have the right or the power to direct the receipt of dividends from the Stock, and to direct the receipt of proceeds from the sale of Stock to Sawtooth LP's investment advisory clients. No single investment advisory client of Sawtooth LP owns more the 5% of the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Sawtooth Inc. and Blout are each considered the equivalent of a parent holding company for purposes of this Schedule 13G. Sawtooth LP, a registered investment adviser, is considered Sawtooth Inc.'s and Blout's subsidiary. See Exhibit B.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            /s/ Bartley B. Blout
            --------------------------------
            Bartley B. Blout, Individually


            SAWTOOTH CAPITAL MANAGEMENT, L.P.
            By Sawtooth Capital Management, Inc., its General Partner

            By: /s/ Bartley B. Blout
               --------------------------------
               Bartley B. Blout, President

            SAWTOOTH CAPITAL MANAGEMENT, INC.

            By: /s/ Bartley B. Blout
               --------------------------------
               Bartley B. Blout, President

            Date: July 27, 1998
                 --------------------------

                                   EXHIBITS


EXHIBIT A    Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT B    Identification and Classification of Subsidiary Which Acquired
             Security Being Reported On By the Parent Holding Company

                                   EXHIBIT A

             JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k) (1)
             ----------------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  July 21, 1998


             /s/ Bartley B. Blout
             ------------------------------
             Bartley B. Blout, Individually


             SAWTOOTH CAPITAL MANAGEMENT, L.P.
             By Sawtooth Capital Management, Inc., its General Partner

             By: /s/ Bartley B. Blout
                ----------------------------------
                Bartley B. Blout, President

             SAWTOOTH CAPITAL MANAGEMENT, INC.

             By: /s/ Bartley B. Blout
                ----------------------------------
                Bartley B. Blout, President

             Date: July 27, 1998
                  ----------------------------

                                   EXHIBIT B

             Identification and Classification of Subsidiary Which Acquired Security Being Reported On By the Parent Holding Company


Sawtooth LP, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Under a series of SEC no-action letters, including the letter issued to Warren Buffet and Berkshire Hathaway, Inc. (available December 18, 1987), Sawtooth Inc. and Blout are each considered the equivalent of a parent holding company of Sawtooth LP and are therefore eligible to report their indirect beneficial ownership in such shares on Schedule 13G.